SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________________

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

BAYCORP HOLDINGS, LTD.

(Name of Subject Company)

BAYCORP HOLDINGS, LTD.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

072728108

(CUSIP Number of Class of Securities)

FRANK W. GETMAN JR.

PRESIDENT & CHIEF EXECUTIVE OFFICER

BAYCORP HOLDINGS, LTD.

ONE NEW HAMPSHIRE AVENUE

SUITE 125

PORTSMOUTH, NH 03801

TELEPHONE: (603) 766-4990

(Name, Address and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

COPIES TO:

RICHARD A. SAMUELS MCLANE, GRAF, RAULERSON & MIDDLETON, PROFESSIONAL ASSOCIATION 900 ELM STREET MANCHESTER, NH 03105 TELEPHONE: (603) 628-1470	M. DOUGLAS DUNN AND JOHN T. O’CONNOR MILBANK, TWEED, HADLEY & MCCLOY LLP ONE CHASE MANHATTAN PLAZA NEW YORK, NY 10005 TELEPHONE: (212) 530-5548

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

This Amendment No. 3 amends the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission on October 12, 2005 and amended on November 2, 2005 and November 4, 2005, by BayCorp Holdings, Ltd., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Sloan Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Sloan Group Ltd., a Bahamas international business corporation (“Sloan Group”), disclosed in a Tender Offer Statement on Schedule TO (“Schedule TO”) dated October 12, 2005 and amended on November 2, 2005, November 4, 2005 and November 9, 2005 offering to purchase all of the issued and outstanding shares of common stock of the Company at a price of $14.19 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated October 12, 2005 and supplemented on November 4, 2005 and November 9, 2005, and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the “Offer”). This Amendment is being filed to revise Item 3, 4 and 9 of the Schedule 14D-9 in response to comments received from the SEC Staff by letter dated November 8, 2005. The information in the Schedule 14D-9 is hereby expressly incorporated in this Amendment by reference.

Item 3.	Past Contract, Transactions, Negotiations and Agreements

The third paragraph appearing on page 4 of the original Schedule 14D-9 filed with the Unites States Securities Exchange Commission on October 12, 2005 shall be deleted in its entirety and replaced with the following:

Certain Employment Agreements. Contemporaneous with the execution of the Agreement and Plan of Merger dated as of September 13, 2005 (prior to its amendment and restatement as of September 30), Mr. Getman and Mr. Callendrello each entered into Employment Agreements with the Company dated September 13, 2005 and effective on the Effective Time. Frank W. Getman Jr. will be employed as the Company’s Chief Executive Officer and President and Anthony M. Callendrello as the Company’s Chief Operating Officer. The employment agreements are for one-year terms, with automatic one-year extensions unless terminated and contain customary restrictive covenants, including non-competition, non-solicitation and confidentiality obligations during and following employment. Mr. Getman’s base annual salary will be $200,000 and Mr. Callendrello’s will be $140,000. Both will be entitled to vacation, term life insurance and long term disability insurance as well as additional unspecified benefits, including health and welfare plans, on terms that are comparable to peer executives. Messrs. Getman and Callendrello may be paid cash bonuses in the discretion of the compensation committee of the board of directors. Each agreement also provides for payment of base salary and health, dental, term life insurance and long term disability insurance for a period of twelve months in the event that the agreement is terminated by the Company without cause or

2

terminated by the employee for particular good reasons either within 36 months of the Effective Time or, thereafter, within twelve months of a sale or change in control of the Company. The Employment Agreements are Exhibit (e)(3) and Exhibit (e)(4), respectively, to this Statement.

Item 4.

The last paragraph appearing on page 25 of Amendment No. 2 to the Schedule 14D-9 filed with the Unites States Securities Exchange Commission on November 4, 2005 shall be deleted in its entirety and replaced with the following:

Jefferies Fairness Opinion. The Special Committee considered the presentation by Jefferies and its oral opinion, subsequently confirmed in writing, that, as of September 12, 2005, based upon and subject to certain important assumptions, limitations and qualifications, the Offer Price to be received by holders of Shares (other than Sloan Group or its affiliates or any affiliates of BayCorp) was fair from a financial point of view to such holders. The Special Committee and the Board of Directors considered carefully Jefferies’ analyses and discussed these analyses, including the Asset Cost Analysis, with Jeffries. Although the Asset Cost Analysis resulted in an estimated range of prices that exceeded the Offer Price, the Special Committee and the Board of Directors did not consider such analysis to materially affect the overall analysis and conclusions reached by Jefferies, and relied upon Jefferies’ opinion as to the fairness of the transaction from a financial point of view. Further discussion of the financial analyses and opinion of Jefferies is contained below in “Special Factors—Section 3”. A copy of the opinion rendered by Jefferies and the assumptions made by Jefferies in arriving at its opinion is included as Annex B to the Schedule 14D-9, which is being mailed to stockholders of BayCorp simultaneously with this Offer to Purchase. Stockholders are urged to read this opinion in its entirety.

Item 9.	Exhibits.

The following exhibit shall be added to Item 9:

Exhibit No.	Document
(a)(1)(ii)	Revised Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to Amendment No. 3 to the Schedule TO of Sloan Group filed with the Securities and Exchange Commission by Purchaser, Sloan Group and Joseph Lewis on November 9, 2005 (“Amendment No. 3 to the Schedule TO”).

(a)(1)(ix)	Second Supplement to the Offer to Purchase, dated November 9, 2005 (incorporated by reference to Exhibit (a)(1)(viii) to Amendment No. 3 to the Schedule TO.

3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BAYCORP HOLDINGS, LTD.

By: /s/ Frank W. Getman
Name: Frank W. Getman Jr
Title: President & CEO

Date: November 9, 2005

4